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November 2, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Purcell and Karina Dorin
Office of Energy & Transportation

RE:	Ferroglobe PLC Form 20-F for the Fiscal Year Ended December 31, 2022 Response Dated September 21, 2023 File No. 001-37668

Ladies and Gentlemen:

Ferroglobe PLC (the “Company”, “Ferroglobe” or “we”) hereby submits via EDGAR the Company’s responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated October 4, 2023, which was issued in response to the Company’s letter dated September 21, 2023.

We have set forth below each of your comments followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2022

Key Information, page 5

1. We note your response to prior comment 2 that you did not experience any material indirect consequences of climate-related regulation or business trends. However, you also state you are actively developing carbon reduction targets and initiatives and are aiming to meet the expectations of your stakeholders that are beginning to demand products with a lower carbon footprint. Please include a discussion explaining in greater detail your analysis and how you concluded on materiality for each of the items noted below:

•	decreased demand for goods or products that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including the basis for your statement that you do not anticipate a significant change in the industry’s technology for production of the products you produce;
•	increased demand for goods that result in lower emissions than competing products; and
•	increased competition to develop innovative new products that result in lower emissions.

Your response also indicates that your risk factor disclosure on page 10 addresses reputation risks relating to your operations that produce material greenhouse gas emissions. However, such discussion appears to focus on the impact to your reputation that may result from a regulatory violation. Please tell us what consideration you have given to including disclosure regarding any potential reputation risks from your operations that produce greenhouse gas emissions, including from stakeholders, customers and lenders.

Response:

Ferroglobe respectfully advises the Staff that, as disclosed in our response letter dated September 21, 2023, the indirect consequences of climate-related regulation and climate-related market and industry trends have not historically been material to the Company, directly or indirectly, as outlined more fully below.  In analyzing the impacts of the potential indirect effects of climate-related regulation or business trends noted in the Staff’s comments, we considered our actual experiences to date and potential developments or trends that we expect could reasonably have a material adverse effect on our business, directly or indirectly, if such developments or trends come to fruition.

Although the Company is actively engaged in developing carbon reduction targets and aiming to anticipate any future potential climate-related trends or changes in demand that could reasonably be expected to have a material effect on the Company’s business or financial condition, directly or indirectly, the Company’s efforts in this regard are not a result of any material indirect consequences of climate-related regulation or business trends (except as otherwise discussed below).  Nevertheless, in response to the Staff’s comment, the Company will include in future filings risk factor disclosure regarding potential reputational risk from the Company’s operations that produce greenhouse gas emissions, including from stakeholders, customers and lenders.

Set forth below is Ferroglobe’s response to each of the individual items referenced in the Staff’s Comment number 1:

•	decreased demand for goods or products that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including the basis for your statement that you do not anticipate a significant change in the industry's technology for production of the products you produce;

To date, the Company does not believe it has experienced a decreased demand for its products due to the Company’s products’ emissions or use of carbon-based energy.  While demand has fluctuated significantly over the prior years, such fluctuations have been consistent with the broader economic cycle and have been due to global economic and geopolitical factors impacting the markets for our products, rather than climate-related factors.  In addition to the fact that we have not to our knowledge experienced a decrease in demand for our products due to our products’ emissions or use of carbon-based energy, we are not aware of other communications or signals from customers indicating any such reduction in demand is forthcoming.  For example, a comprehensive 2023 report commissioned by the Company from a third-party provider to survey 160 of Ferroglobe’s most significant customers reported that the reputational attribute “Is committed to reducing its carbon footprint” ranked at the bottom of a list of 26 attributes that impact the Company’s market reputation, assigning such attribute a weight of 0%.  In the same survey, the Company scored higher than average when compared to its competitors on its carbon reduction commitment, indicating that its customers view Ferroglobe favorably with respect to its carbon commitments, which we believe indicates that our customers are unlikely to materially reduce demand for our products based on our products’ emissions or use of carbon-based energy.  The factors that the survey indicated are more important indicators of demand for our products included “Is a reliable supplier”, with a reputational weight of 13%, and “Offers good service (logistics, etc.)”, with a weight of 10%.

Moreover, as discussed in our response letter dated September 21, 2023, we believe that any transition to a lower carbon economy or increase in demand for products with reduced carbon emissions presents an opportunity for the Company because we believe we have the potential to supply materials in the value chain for products such as photovoltaic cells and batteries, potentially increasing the Company’s market opportunity.

Additionally, we respectfully advise the Staff that the basis for our statement that we do not anticipate a significant change in the industry technology for the production of our products is based on our extensive experience in the industry and continued market intelligence and research and development efforts.  Unlike in steel production, where hydrogen is a viable alternative to carbon as a reductant, the Company does not believe this is a viable route for the production of the Company’s products.  We reach this conclusion having reviewed the most relevant thermodynamics research, including that of Harold Ellingham, one of the most important thermodynamics metallurgy scientists in the last century, who created diagrams used to determine the conditions under which ores will be reduced to their metals.  In the last 20 years, we are aware of only two initiatives to develop a significant new production method for silicon metal.  In the proposed aluminothermy process, aluminum was proposed to substitute carbon as a reductant.  Such method has proven to be cost prohibitive, and no developments have been made in the last six years.  Another potential methodology is based on using direct plasma reduction rather than submerged arc furnaces. This process still uses carbon reductants but with different types of equipment.  This method has also proven to be cost prohibitive, and no developments have been made in the last eight years.

•	increased demand for goods that result in lower emissions than competing products; and

To date, the Company has not experienced any changes in demand for its products that the company believes to be a result of any increased demand for goods that result in lower emissions than the company’s products.  As noted in the Company’s response to the prior bullet, there are no significant competing products that result in significantly lower emissions and we are not aware of any increased demand for goods that will result in lower emissions than the Company’s products.  In contrast, the Company has observed increased demand in recent years for products produced in India, where production costs are lower largely due, in the Company’s view, to less stringent emissions regulations than in the Company’s production footprint centered in Europe and North America.

•	increased competition to develop innovative new products that result in lower emissions.

To date, the Company has not experienced any material indirect consequences of climate-related regulation or business trends, including any consequences relating to increased competition to develop new products with lower emissions.  While the Company is actively engaged in setting carbon reduction targets for the coming years, such efforts are driven by the Company’s belief regarding pricing of EU carbon credits (EUAs) over the coming years.

We also respectfully advise the staff that, as noted in our response letter dated September 21, 2023, we believe that any transition to a lower carbon economy or increase in demand for products with reduced carbon emissions presents an opportunity for the Company because we believe we have the potential to supply materials for new products, potentially increasing market opportunity.  As noted on page 39 of our Form 20-F for the fiscal year ended December 31, 2022, we believe we have a history of developing proprietary technological capabilities and next-generation products in-house, which we believe has historically provided us a competitive advantage, in part due to our cooperation agreements with various universities and research institutes in Spain, France and other countries.  We believe these cooperation agreements and in-house research and development capabilities position us well to compete with respect to any future developments of new products that may have lower emissions.

Finally, Ferroglobe confirms that it will continue to evaluate potential future trends related to climate change, including those that relate to potential reputational risk or potential changes in the demand for the Company’s products and to update the disclosure in its SEC filings as appropriate in accordance with the rules and regulations then in effect.

2. We note your response to prior comment 3. Please further address the following:

•	Your response acknowledges that there is always the potential for natural disasters and extreme weather conditions to occur as a result of global climate change. Your response also indicates that you have experienced non-material direct impacts as a result of weather-related incidents in recent years. Please explain how you assessed the materiality of weather-related incidents and quantify all weather-related damages to your property and operations.
•	Your 2021 Global ESG report reflects that your water consumption totaled 27.7M cubic meters and is made up of 43% surface water, 37% from third parties and 20% ground water. Please tell us how you considered including disclosure regarding the impact of water availability and quality to your operations and results.
•	Please revise your disclosure to address how you could be impacted if severe weather impacts your customers or suppliers. In this regard, we note your response reflects Colombia has experienced heavy rains and South Africa and the United States have suffered from flooding, and your Form 20-F reflects that 59% of your third-party coal purchases came from a single mine in Colombia and nearly all the manganese ore you purchase comes from suppliers in South Africa and Gabon.
•	Your response states that your property insurance underwriting rate has consistently measured between 1.4 and 1.5. Please provide us with information quantifying the cost of property insurance for each of the periods for which financial statements are presented in your Form 20-F and whether you expect any future period changes to the cost of insurance.

Response:

In response to the Staff’s request for additional detail as to our consideration of the factors listed in the comment above, we note the following for each:

•	Your response acknowledges that there is always the potential for natural disasters and extreme weather conditions to occur as a result of global climate change. Your response also indicates that you have experienced non-material direct impacts as a result of weather-related incidents in recent years. Please explain how you assessed the materiality of weather-related incidents and quantify all weather-related damages to your property and operations.

Ferroglobe assesses and manages the effects of natural disasters and extreme weather conditions through its integrated, company-wide control and risk management process.  Our business continuity and operation management functions also monitor weather in real time to identify how we may be impacted by weather-related events.  We conduct preparedness planning and implement measures designed to maintain business continuity and mitigate the financial impacts of natural disasters and extreme weather conditions, which may include physical climate-related risks.  Accordingly, we believe that we are well-positioned to quickly assess the impact of potential extreme weather or other natural disasters and implement business continuity plans to mitigate risks and any effects on our operations or financial condition.

From time to time, Ferroglobe has experienced isolated weather-related damages to some of its property and operations; however, the impact of such damages has not been material to our consolidated financial statements or results of operations.  Since the beginning of 2020, the Company has filed zero insurance claims for weather-related property damage.  Moreover, any weather-related damages have been de minimis and represented substantially less than 1% of our Other operating expense line item in each of the years ended December 31, 2020, 2021 and 2022, which reflect the immaterial nature of any such incidents.

We will continue to monitor the impact of weather-related incidents and damages to our property and operations and will provide disclosure in future filings regarding such incidents to the extent material or reasonably likely to be material.

•	Your 2021 Global ESG report reflects that your water consumption totaled 27.7M cubic meters and is made up of 43% surface water, 37% from third parties and 20% ground water. Please tell us how you considered including disclosure regarding the impact of water availability and quality to your operations and results.

The disclosure on water availability included in the Company’s 2021 ESG report was aligned with the Global Reporting Initiative.  Because the Company uses water almost exclusively for cooling in our production facilities and washing in our mines, water quality is not currently, and is not expected to in the future, be material to Company operations.

We respectfully advise the Staff that although water availability risks have not historically been material, the Company will include in future filings risk factor disclosure regarding the impact of water availability on the Company’s operations and results.  The Company will also include additional disclosure in its filings, including in Management’s Discussion and Analysis, if material or otherwise required by SEC rules and regulations currently in effect.

•	Please revise your disclosure to address how you could be impacted if severe weather impacts your customers or suppliers. In this regard, we note your response reflects Colombia has experienced heavy rains and South Africa and the United States have suffered from flooding, and your Form 20-F reflects that 59% of your third-party coal purchases came from a single mine in Colombia and nearly all the manganese ore you purchase comes from suppliers in South Africa and Gabon.

We respectfully advise the Staff that although severe weather impacts on our customers and suppliers have historically not presented a material risk, in future filings the Company will provide risk factor disclosure to address how the Company may be affected if severe weather impacts the Company’s suppliers or customers. The Company will also include additional disclosure in its filings, including in Management’s Discussion and Analysis, if material or otherwise required by SEC rules and regulations currently in effect.

•	Your response states that your property insurance underwriting rate has consistently measured between 1.4 and 1.5. Please provide us with information quantifying the cost of property insurance for each of the periods for which financial statements are presented in your Form 20-F and whether you expect any future period changes to the cost of insurance.

Ferroglobe’s total property insurance expense was approximately $4.7 million, $4.3 million and $6.0 million in the fiscal years ended December 31, 2022, 2021 and 2020, respectively.  We do not currently expect material changes in insurance costs in future periods due to weather-related events.

If you require additional information, please contact me at (+44) 7776 809560 or Thomas Wiesner, Chief Legal Officer, at (+34) 672 100 748.

Sincerely,

/s/ Beatriz García-Cos Muntañola
Beatriz García-Cos Muntañola Chief Financial Officer